UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On October 30, 2023, Nayax Ltd. (the “Company”) issued a press release titled “Nayax Enters Definitive Agreement to Acquire Retail Pro International”, as well as supplemental information about the contents contained in such press release. A copy of the press release is furnished as Exhibit 99.1 hereto and a copy of the supplemental information is furnished as Exhibit 99.2 hereto.

This Form 6-K and Exhibit 99.1, except for the second and third paragraphs following the title of the press release, are hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority, including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File Nos. 333-267542).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release of Nayax Ltd., dated October 30, 2023
99.2	Retail Pro International Acquisition Overview, dated October 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: October 30, 2023